CULLMAN BANCORP, INC.
316 Second Avenue SW
Cullman, Alabama 35055

May 12, 2021

Via Edgar

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:  Cullman Bancorp, Inc.
Registration Statement on Form S-1 (Registration Number 333-254220)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Cullman Bancorp, Inc., a Maryland corporation (the “Company”), hereby requests that the Company’s Registration Statement on Form S-1 be declared effective on May 14, 2021 at 12:00 Noon, or as soon thereafter as is practicable.

Very Truly Yours,

/s/ John A. Riley, III
John A. Riley, III
President and Chief Executive Officer